EXHIBIT 12






              CATERPILLAR FINANCIAL SERVICES CORPORATION

                                     STATEMENT SETTING FORTH COMPUTATION OF
                    RATIO OF PROFIT TO FIXED CHARGES
                              (Unaudited)
                         (Dollars in Millions)




                                 Three Months Ended   Six Months Ended
                                 June 30,  June 30,  June 30, June 30,
                                   1995      1994      1995     1994

     Net Income                   $ 15.6    $  8.5    $ 33.3   $ 14.9

     Add:
       Provision for income taxes   10.2       4.7      21.3      8.2

     Deduct:
       Equity in profit of
         partnerships                (.5)      (.5)      (.7)     (.9)

     Profit before taxes          $ 25.3    $ 12.7    $ 53.9   $ 22.2

     Fixed charges:
       Interest on borrowed
         funds                    $ 73.8    $ 51.7    $140.1   $ 97.7
       Rentals--at computed
         interest*                    .4        .3        .7       .6

     Total fixed charges          $ 74.2    $ 52.0    $140.8   $ 98.3

     Profit before taxes plus
       fixed charges              $ 99.5    $ 64.7    $194.7   $120.5

     Ratio of profit before
       taxes plus fixed charges
       to fixed charges              1.34      1.24      1.38     1.23



     *Those portions of rent expense that are representative of interest cost.